EMX ROYALTY CORPORATION

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

September 30, 2020

EMX ROYALTY CORPORATION

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Unaudited - Expressed in Thousands of Canadian Dollars)

ASSETS	September 30, 2020	December 31, 2019

Current
Cash and cash equivalents	$55,627	$68,994
Restricted cash (Note 3)	1,469	1,760
Investments (Note 4)	13,250	5,494
Loans receivable (Note 6)	490	1,372
Trade and settlement receivables, and other assets (Note 5)	1,808	981
Prepaid expenses	359	309
Total current assets	73,003	78,910

Non-current
Restricted cash (Note 3)	196	187
Property and equipment (Note 7)	755	644
Strategic investments (Note 4)	9,084	4,613
Royalty and other property interests (Note 9)	19,114	15,034
Reclamation bonds (Note 10)	642	732
Deferred income tax asset	2,071	2,107
Total non-current assets	31,862	23,317

TOTAL ASSETS	$104,865	$102,227

LIABILITIES

Current
Accounts payable and accrued liabilities	$2,031	$1,328
Advances from joint venture partners (Note 11)	1,913	2,404

TOTAL LIABILITIES	3,944	3,732

SHAREHOLDERS' EQUITY
Capital stock (Note 12)	131,678	128,776
Reserves	26,661	25,063
Deficit	(57,418)	(55,344)
TOTAL SHAREHOLDERS' EQUITY	100,921	98,495

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$104,865	$102,227

Nature of operations and going concern (Note 1)

Approved on behalf of the Board of Directors on November 10, 2020

Signed: "David M Cole"	Director	Signed: "Larry Okada"	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EMX ROYALTY CORPORATION

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF LOSS

(Unaudited - Expressed in Thousands of Canadian Dollars, Except Per Share Amounts)

	Three months ended		Nine months ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019

REVENUE AND OTHER INCOME (Note 8)	$1,261	$1,212	$4,362	$3,701

COSTS AND EXPENSES
General and administrative (Note 8)	1,269	1,242	3,926	3,567
Project and royalty generation costs, net (Note 9)	2,464	1,924	7,108	7,228
Depletion, depreciation, and direct royalty taxes	31	226	765	787
Share-based payments (Note 12)	14	114	1,540	1,022
	3,778	3,506	13,339	12,604

Loss from operations	(2,517)	(2,294)	(8,977)	(8,903)

Change in fair value of fair value through profit or loss assets	2,457	(942)	4,414	(636)
Gain on sale of marketable securities	117	-	164	-
Foreign exchange gain (loss)	(970)	845	2,325	(2,462)

Loss before income taxes	(913)	(2,391)	(2,074)	(12,001)
Deferred income tax recovery	-	-	-	81

Loss for the period	$(913)	$(2,391)	$(2,074)	$(11,920)

Basic and diluted loss per share	$(0.01)	$(0.03)	$(0.02)	$(0.15)

Weighted average no. of shares outstanding - basic and diluted	83,262,479	82,240,493	83,025,973	81,583,979

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EMX ROYALTY CORPORATION

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited - Expressed in Thousands of Canadian Dollars)

	Three months ended		Nine months ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Loss for the period	$(913)	$(2,391)	$(2,074)	$(11,920)

Other comprehensive income (loss)
Change in fair value of financial instruments	38	(16)	38	16
Currency translation adjustment	258	129	258	(343)

Comprehensive loss for the period	$(617)	$(2,278)	$(1,778)	$(12,247)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EMX ROYALTY CORPORATION

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Unaudited - Expressed in Thousands of Canadian Dollars)

	Nine Months Ended
	September 30, 2020	September 30, 2019

Cash flows from operating activities
Loss for the period	$(2,074)	$(11,920)
Items not affecting operating activities:
Interest income received	(733)	(1,027)
Unrealized foreign exchange effect on cash and cash equivalents	(1,246)	2,570
Items not affecting cash:
Change in fair value of fair value through profit or loss assets	(4,414)	636
Share - based payments	2,299	2,017
Deferred income tax recovery	-	(81)
Depreciation	37	14
Depletion	706	747
Interest income, finance charges, net of settlement gains (losses)	-	(85)
Derivative loss on accounts receivable	-	(84)
Realized (gain) loss on sale of investments	(164)	-
(Gain) loss on sale of royalty and other property interests	88	(289)
Option payments - shares received	(1,918)	(150)
Unrealized foreign exchange gain	(205)	(5)

	(7,624)	(7,657)
Changes in non-cash working capital items (Note 16)	(383)	(1,570)
Total cash used in operating activities	(8,007)	(9,227)

Cash flows from investing activities
Option payments received	236	133
Interest received on cash and cash equivalents	295	991
Acquisition and adjustments to royalty and other property	(4,720)	(560)
Purchase of investments, net	(4,664)	(2,493)
Purchase and sale of property and equipment, net	(148)	(192)
Reclamation bonds	90	13
Total cash used in investing activities	(8,911)	(2,108)

Cash flows from financing activities
Proceeds from loan repayments	536	-
Proceeds from exercise of options	1,769	1,819
Total cash provided by financing activities	2,305	1,819

Effect of exchange rate changes on cash and cash equivalents	1,246	(2,570)

Change in cash and cash equivalents	(13,367)	(12,086)
Cash and cash equivalents, beginning	68,994	86,175

Cash and cash equivalents, ending	$55,627	$74,089

Supplemental disclosure with respect to cash flows (Note 16)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EMX ROYALTY CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Unaudited - Expressed in Thousands of Canadian Dollars, Except Per Share Amounts)

			Reserves
				Accumulated other
	Number of common		Share-based	comprehensive gain
	shares	Capital stock	payments	(loss)	Deficit	Total

Balance as at December 31, 2019	82,554,760	$128,776	$15,943	$9,120	$(55,344)	$98,495
Shares issued for royalty and other property interests	52,000	136	-	-	-	136
Shares issued for exercise of stock options	1,730,700	1,769	-	-	-	1,769
Reclass of reserves for exercise of options	-	997	(997)	-	-	-
Share-based payments	-	-	2,299	-	-	2,299
Foreign currency translation adjustment	-	-	-	258	-	258
Change in fair value of financial instruments	-	-	-	38	-	38
Loss for the period	-	-	-	-	(2,074)	(2,074)

Balance as at September 30, 2020	84,337,460	$131,678	$17,245	$9,416	$(57,418)	$100,921

			Reserves
				Accumulated other
	Number of common		Share-based	comprehensive gain
	shares	Capital stock	payments	(loss)	Deficit	Total

Balance as at December 31, 2018	80,525,055	$125,231	$15,145	$9,653	$(41,524)	$108,505
Shares issued for exercise of stock options	1,555,300	1,819	-	-	-	1,819
Share-based payments	239,405	407	1,610	-	-	2,017
Reclass of reserves for exercise of options	-	873	(873)	-	-	-
Foreign currency translation adjustment	-	-	-	(343)	-	(343)
Change in fair value of financial instruments	-	-	-	16	-	16
Loss for the period	-	-	-	-	(11,920)	(11,920)

Balance as at September 30, 2019	82,319,760	$128,330	$15,882	$9,326	$(53,444)	$100,094

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EMX ROYALTY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited – Expressed in Thousands of Canadian Dollars, Except where indicated)
For the Nine Months Ended September 30, 2020

1. NATURE OF OPERATIONS AND GOING CONCERN

EMX Royalty Corporation (the "Company" or "EMX"), together with its subsidiaries operates as a royalty and prospect generator engaged in the exploring for, and generating royalties from, metals and minerals properties. The Company's royalty and exploration portfolio mainly consists of properties in North America, Turkey, Europe, Haiti, Australia, and New Zealand.  The Company's common shares are listed on the TSX Venture Exchange ("TSX-V") and the NYSE American under the symbol of "EMX". The Company's head office is located at 501 - 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8.

These condensed consolidated interim financial statements have been prepared using International Financial Reporting Standards ("IFRS") applicable to a going concern, which assumes that the Company will be able to realize its assets, discharge its liabilities and continue in operation for the following twelve months.

Some of the Company's activities for royalty generation are located in emerging nations and, consequently, may be subject to a higher level of risk compared to other developed countries.  Operations, the status of mineral property rights and the recoverability of investments in emerging nations can be affected by changing economic, legal, regulatory and political situations.

In March 2020, the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, potentially leading to an economic downturn. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company's business or ability to raise funds.

These condensed consolidated interim financial statements of the Company are presented in Canadian dollars unless otherwise noted, which is the functional currency of the parent company and its subsidiaries except as to Bullion Monarch Mining, Inc. ("BULM"), the holder of a royalty income stream whose functional currency is the United States ("US") dollar.

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance and Measurement

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting ("IAS 34") using accounting policies consistent with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and interpretations of the International Financial Reporting Interpretations Committee ("IFRIC").

These condensed consolidated interim financial statements have been prepared on a historical cost basis, except for financial instruments classified as fair value through profit or loss and fair value through other comprehensive income, which are stated at their fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

These condensed consolidated interim financial statements follow the same accounting policies and methods of application as the Company's most recent annual financial statements, except as described below, and should be read in conjunction with the annual audited financial statements of the Company for the year ended December 31, 2019.

Reclassification

Certain comparative figures have been reclassified to conform to the current period presentation.

Critical Accounting Judgments and Significant Estimates and Uncertainties

The critical judgments and estimates applied in the preparation of the Company's unaudited condensed consolidated interim financial statements for the nine months ended September 30, 2020 are consistent with those applied in the Company's December 31, 2019 audited consolidated financial statements.

EMX ROYALTY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited – Expressed in Thousands of Canadian Dollars, Except where indicated)
For the Nine Months Ended September 30, 2020

3. RESTRICTED CASH

At September 30, 2020, the Company classified $1,665 (December 31, 2019 - $1,947) as restricted cash.  This amount is comprised of $196 (December 31, 2019 - $187) held as collateral for its corporate credit cards, and $1,469 (December 31, 2019 - $1,760) cash held by wholly-owned subsidiaries of the Company whose full amount is for use and credit to the Company's exploration venture partners in the USA, Sweden, Norway, and Finland pursuant to expenditure requirements for ongoing option agreements. Partner advances expected to be used within the following 12 months are included with current assets.

4. INVESTMENTS

At September 30, 2020 and December 31, 2019, the Company had the following investments:

	September 30, 2020	December 31, 2019
Marketable securities	$11,063	$4,665
Warrants	537	829
Private company investments	10,734	4,613
Total Investments	22,334	10,107
Less: current portion	(13,250)	(5,494)
Non-current portion	$9,084	$4,613

During the nine months ended September 30, 2020, the Company closed a $5,024 (US$3,790) strategic investment in Ensero Holdings, Inc., a privately-held Delaware corporation. Ensero Holdings, Inc. operates through its wholly-owned subsidiary Ensero Solutions, Inc. ("Ensero") formerly known as Alexco Environmental Group. Pursuant to the closing, the Company received US$3,620 in Ensero Preferred Shares (the "Preferred Shares"), representing 65% of Ensero's preferred shares, with 6% annual interest payments, paid in quarterly increments over a six-year term. Starting in year six, the Preferred Shares will be redeemed in eight equal, quarterly payments totaling twice the principal amount (US$7,240). The Company also received US$171 in common shares representing a 7.5% equity holding of Ensero.  Anti-dilution provisions will apply for the first two years of the agreement. During the nine months ended September 30, 2020, the Company recognized $379 in interest income on the investment which has been included in revenue and other income.  During the nine months ended September 30, 2020 the Company also received investments as proceeds for various property deals (Note 9).

5. TRADE AND SETTLEMENT RECEIVABLES, AND OTHER ASSETS

The Company's receivables are primarily related to royalty income receivable, goods and services tax and harmonized sales taxes receivable from government taxation authorities, and recovery of royalty generation costs from project partners.

As at September 30, 2020  and December 31, 2019, the current receivables were as follows:

Category	September 30, 2020	December 31, 2019

Royalty income receivable	$197	$15
Refundable taxes	191	174
Recoverable exploration expenditures and advances	1,084	460
Other	336	332
Total	$1,808	$981

EMX ROYALTY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited – Expressed in Thousands of Canadian Dollars, Except where indicated)
For the Nine Months Ended September 30, 2020

5. TRADE AND SETTLEMENT RECEIVABLES, AND OTHER ASSETS (Continued)

The carrying amounts of the Company's current receivables are denominated in the following currencies:

Currency	September 30, 2020	December 31, 2019
Canadian Dollars	$216	$158
US Dollars	516	453
Swedish Krona	1,076	370
Total	$1,808	$981

6. LOANS RECEIVABLE

On October 16, 2017, the Company issued a note receivable to Revelo Resources Corp. ("RVL" or "Revelo"), a related party by way of a common director for the principal amount of $400. The note was due on December 31, 2017, together with accrued interest at a rate of 1% per month and a bonus of $20. During the nine months ended September 30, 2020, RVL repaid the loan, accumulated interest, and bonus amount for total proceeds of $536.

On November 25, 2019 the Company entered into a loan agreement with Norden Crown Metals Corp. (formerly Boreal Metals Corp.) ("NMC") whereby the Company loaned $800 to NMC for one year. NMC will pay an annual effective interest rate of  8.08% with a loan fee equal to 5% of the loan amount ($40) and is payable on maturity. The Company has the option to elect to receive the loan fee in shares of NMC at not less than the market price of NMC common shares in accordance with TSX-V Policy. NMC is granting security to EMX in connection with the loan consisting of: i) a pledge of the issued and outstanding shares of Iekelvare Minerals AB ("Iekelvare"), a wholly-owned subsidiary of BMC; ii) a guarantee of the loan by Iekelvare; and iii) the obligation to transfer the Gumsberg License (or the issued and outstanding shares of Iekelvare) to the Company if the loan is in default.

In August 2020 the Company entered into an amended credit facility agreement with NMC.  The Company received an aggregate 7,368,304 units of NMC and each unit consisted of one common share in the capital of NMC and one common share purchase warrant, with each warrant being exercisable at a price of $0.11 for a period of 24 months from the date of issuance.  In accordance with the amended agreement, the parties agreed to reduce the principal amount of debt to $482 with interest accruing on the new principal from the date of the amended agreement at a rate of 0.65% per month, compounded monthly, as well as a six month extension of the maturity date to May 25, 2021.  As at September 30, 2020, the balance of the loan including interest was $490.

	September 30, 2020	December 31, 2019

Revelo Resources Corp.	$-	$526
Norden Crown Metals Corp.	490	846
Total	$490	$1,372

EMX ROYALTY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited – Expressed in Thousands of Canadian Dollars, Except where indicated)
For the Nine Months Ended September 30, 2020

7. PROPERTY AND EQUIPMENT

During the period ended September 30, 2020 depreciation of $19 (2019 - $9) has been included in project and royalty generation costs.

	Computer	Field	Office	Building	Land	Total

Cost
As at December 31, 2019	$110	$162	$2	$723	$419	$1,416
Additions	-	148	-	-	-	148
Disposals and derecognition	-	(5)	-	-	-	(5)
As at September 30, 2020	110	305	2	723	419	1,559

Accumulated depreciation
As at December 31, 2019	$110	$80	$2	$580	$-	$772
Additions	-	23	-	14	-	37
Disposals and derecognition	-	(5)	-	-	-	(5)
As at September 30, 2020	$110	$98	$2	$594	$-	$804

Net book value
As at December 31, 2019	$-	$82	$-	$143	$419	$644
As at September 30, 2020	$-	$207	$-	$129	$419	$755

8. REVENUE AND GENERAL AND ADMINISTRATIVE EXPENSES

During the nine months ended September 30, 2020 and 2019, the Company had the following sources of revenue, and general and administrative expenses:

Revenue and other income for the three and nine	Three months ended		Nine months ended
months ended	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Royalty revenue	$352	$630	$991	$1,378
Interest income	424	343	733	1,334
Option and other property income	463	239	2,554	989
Dividend Income	22	-	84	-
	$1,261	$1,212	$4,362	$3,701

General and administrative expenses for the three	Three months ended		Nine months ended
and nine months ended	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Salaries, consultants, and benefits	$479	$492	$1,735	$1,235
Professional fees	228	269	723	714
Investor relations and shareholder information	183	201	467	562
Transfer agent and filing fees	118	12	205	172
Administrative and office	247	234	729	712
Travel	14	34	67	172
	$1,269	$1,242	$3,926	$3,567

EMX ROYALTY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited – Expressed in Thousands of Canadian Dollars, Except where indicated)
For the Nine Months Ended September 30, 2020

9. ROYALTY AND OTHER PROPERTY INTERESTS

As at and for the nine months ended September 30, 2020:

						Cumulative
						translation
	Country	December 31, 2019	Additions	Recoveries	Depletion	adjustments	September 30, 2020
Royalty Interests
Leeville	USA	$12,583	$-	$-	$(706)	$309	$12,186
Afgan	USA	145	-	-	-	-	145
Corvus	USA	350	-	-	-	-	350
Millrock	USA	210	-	-	-	-	210
Revelo portfolio	Chile	-	1,684	-	-	-	1,684
Kaukua	Finland	-	260	-	-	-	260
Timok	Serbia	200	-	-	-	-	200
		13,488	1,944	-	(706)	309	15,035
Other Property Interests
Perry Portfolio	Canada	-	2,991	(152)	-	-	2,839
Superior West	USA	603	-	(139)	-	-	464
Yerington	USA	206	-	-	-	-	206
Mainspring	USA	66	66	-	-	-	132
Viad	Sweden	421	-	-	-	-	421
Various	Sweden	17	-	-	-	-	17
Alankoy	Turkey	154	-	(154)	-	-	-
Trab	Turkey	79	-	(79)	-	-	-
		1,546	3,057	(524)	-	-	4,079

Total		$15,034	$5,001	$(524)	$(706)	$309	$19,114

Royalty Interests

During the nine months ended September 30, 2020 the Company entered into acquisition agreements for certain royalty interests in Chile and the Kaukua deposit in northern Finland.

Revelo Portfolio Interests

In March 2020, the Company closed the acquisition of certain net smelter returns "NSR" royalty interests from Revelo for $1,684 (US$1,162).

Kaukua Royalty Interests

In March 2020, the Company completed the acquisition of a 2% NSR royalty on various exploration licenses (the "Kaukua Royalty") in Finland from Akkerman Exploration B.V., a private Netherlands Company ("Akkerman"). The Kaukua Royalty was acquired from Akkerman by the Company for $125 (paid) and the issuance of 52,000 EMX shares issued and valued at $136. The Company's NSR royalty applies to all future mineral production from the Kaukua Royalty licenses. Palladium One can purchase 1% of the NSR royalty prior to the delivery of a "bankable feasibility study" for €1,000. The remaining 1% of the NSR royalty is uncapped, and cannot be repurchased.

Corvus Royalty Interests

During the year ended December 31, 2019, pursuant to an acquisition agreement with Corvus Gold Inc. ("Corvus"), EMX acquired a portfolio of NSR royalty interests ranging from 1 -3% in Alaska's Goodpaster Mining District.

EMX ROYALTY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited – Expressed in Thousands of Canadian Dollars, Except where indicated)
For the Nine Months Ended September 30, 2020

9. ROYALTY AND OTHER PROPERTY INTERESTS (Continued)

Millrock Royalty Interests

During the year ended December 31, 2019, pursuant to a private placement financing and acquisition agreement, the Company acquired certain royalty interests from Millrock Resources Inc. ("Millrock") in Alaska's Goodpaster Mining District.

Carlin Trend Royalties

The Company holds royalty interests in the Carlin Trend in Nevada which includes the following properties:

Leeville Mine:  Located in Eureka County, Nevada, the Company is receiving a continuing 1% gross smelter return royalty ("GSRR").

East Ore Body Mine: Located in Eureka County, Nevada, the property is currently being mined and the Company is receiving a continuing 1% GSRR.

North Pipeline:  Located in Lander County, Nevada. Should the property become producing, the Company will receive the greater of a production royalty of US$0.50 per yard of ore processed or 4% of net profit.

During the nine months ended September 30, 2020, $991 (2019 - $1,378) in royalty income was included in revenue and other income.  Applied only against the Carlin Trend Royalty Claim Block was depletion of $706 (2019 - $747) and a 5% direct gold tax of $41 (2019 - $39).

Other Property Interests

During the nine months ended September 30, 2020, the Company had the following changes related to other property interests:

Canada

Perry Portfolio

In June 2020, the Company acquired a portfolio of properties in Canada from 1544230 Ontario Inc., for cash consideration of $2,991. Certain properties acquired are optioned to third parties and include provisions for NSR royalty interests that range from 0.75% to 2.5%. The Perry portfolio contains staged option payments of more than $2,500 over four years, as well as share-based payments for equity interests in the respective partners.  During the nine months ended September 30, 2020 the Company received $152 in staged option payments which have been applied against the carrying cost of the portfolio.

USA

Superior West

During the nine months ended September 30, 2020, the Company received a $139 (US$100) annual option payment related to an exploration and option to purchase agreement for the Superior West project with Kennecott Exploration Company.

EMX ROYALTY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited – Expressed in Thousands of Canadian Dollars, Except where indicated)
For the Nine Months Ended September 30, 2020

9. ROYALTY AND OTHER PROPERTY INTERESTS (Continued)

Antelope Project

In March 2020, the Company entered into an option agreement for the Antelope project in Nevada to Hochschild Mining (US) Inc. ("Hochschild") . Pursuant to the agreement, Hochschild has the option to acquire up to a 100% interest in the project by making a cash payment of US$100 (received), of which US$80 was for the reimbursement of 2019 holding costs and a US$20 execution payment, making staged option payments of US $580, and spending US$1,500 in exploration expenditures over a five year option period from the effective date. Upon exercise of the option, EMX will retain a 4% NSR royalty, 1.5% of which may be purchased by Hochschild under certain conditions. Annual advance royalty ("AAR") payments of US$50 will commence on the first anniversary of the exercise of the option, increasing to US$100 upon the completion of a preliminary economic assessment. Certain milestone payments totalling US$2,500 will also be due to the Company upon completion of certain requirements.

Erickson Ridge, South Orogrande, and Robber Gulch Projects

In April 2020, the Company entered into three separate option agreements for the Erickson Ridge, South Orogrande, and Robber Gulch projects in Idaho with Gold Lion Resources (NV) Inc., a subsidiary of Gold Lion Resources Inc. ("Gold Lion").  Each project is covered by a separate agreement.  Pursuant to each agreement, Gold Lion can exercise its option to earn 100% interest in a given project by making option payments totaling US$600 (US$45 received) to the Company, delivering a total of 950,000 common shares of Gold Lion to the Company (200,000 per agreement received), and completing US$1,500 in exploration expenditures before the fifth anniversary of the agreements.

Upon Gold Lion's exercise of the option for a project, the Company will retain a 3.5% NSR royalty on the Project, of which Gold Lion may purchase up to 1.5% of the NSR royalty (the first 0.5% for 350 ounces of gold prior to the third anniversary after exercise of the option, then the remaining 1.0% can be purchased at any time thereafter for 1,150 ounces of gold).  After exercise of the option, AAR payments are due to the Company starting at US$30, and increasing US$10 per year to a maximum of US$80 per year.  All AAR payments for a project cease upon commencement of production from that project.

In addition, Gold Lion will make milestone payments for a given project to the Company consisting of: (a) 300 ounces of gold upon completion of a preliminary economic assessment, (b) 550 ounces of gold upon completion of a Prefeasibility Study, and (c) 650 ounces of gold upon completion of a Feasibility Study. All gold bullion payments to the companies referenced in the agreements can be made as the cash equivalent in USD.

The initial 600,000 common shares received were valued at $210, or $0.35 per share and included in revenue and other income for the nine months ended September 30, 2020.

Sweden and Norway

Espedalen, Hosanger, and Sigdal Projects

In February 2020, the Company entered into an option agreement for the Espedalen, Hosanger, and Sigdal nickel-copper-cobalt projects in Norway with Pursuit Minerals Limited ("PUR" or "Pursuit"). Pursuant to the agreement, Pursuit has the option to acquire up to a 100% interest in the projects by making a cash payment of US$25 (received) and issuing to the Company 20,000,000 common shares (received) of PUR upon execution of the agreement, and spending a minimum of US$250 on the projects within 12 months from the effective date. Upon exercise of the option, Pursuit will issue up to 20,000,000 additional common shares, capped at 9.9% of the issued and outstanding common shares of PUR with EMX retaining a 3% NSR royalty, 1% of which may be purchased by Pursuit under certain conditions. AAR payments will commence on the second anniversary of the agreement, beginning at US$25 per project and increasing at US$5 per year. Upon the second anniversary of the agreement, Pursuit will issue to EMX another tranche of common shares equal in cash value to the 20,000,000 PUR common shares issued to exercise the option capped at 9.9%.

EMX ROYALTY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited – Expressed in Thousands of Canadian Dollars, Except where indicated)
For the Nine Months Ended September 30, 2020

9. ROYALTY AND OTHER PROPERTY INTERESTS (Continued)

Espedalen, Hosanger, and Sigdal Projects (continued)

If the option is exercised, Pursuit will commit to another US$500 in exploration expenditures by the second anniversary, and drill at least 1,000 meters per project per year until the completion of a pre-feasibility study. Milestone payments of US$500 will be made to EMX upon each of the following milestones: a) completion of a preliminary economic assessment; and b) delivery of a "positive feasibility study".

The initial 20,000,000 common shares received were valued at $175, or $0.01 per share and included in revenue and other income for the nine months ended September 30, 2020.

Løkken, Kjøli and Southern Gold Line Projects

In August 2020 the Company entered into an option agreement for the Løkken and Kjøli projects in Norway and the Southern Gold Line projects in Sweden with New Dimension Resources ("NDR"), subject to approval by the TSX-V.  The agreement requires NDR to make payment of US$25 (received) to EMX on signing and issuing 3,000,000 shares to EMX.  Upon the earlier of November 1, 2020 or NDR completing a capital raise, NDR will also reimburse EMX US$68 for pro-rated  property payments.  Within the one year option period, NDR must also undertake work commitments of at least $100 on each of the projects.  Upon exercise of the option, NDR will to issue to EMX the number of shares that will increase EMX's equity ownership in NDR to 9.9% and make AAR payments of $25 per project commencing on the second anniversary of the agreement with the AAR payments increasing by US$5 per year until reaching $75 per year per project.  NDR will have the continuing obligation to issue additional shares to EMX to maintain it's 9.9% interest at no additional cost to EMX until NDR has raised a cumulative $4,500 in equity.  NDR will spend an additional US$500 across the entirety of the project areas by the second anniversary of the agreement and have the obligation to drill at least 1000m on each project per year thereafter while making payments of US$500 upon the filing of a preliminary economic assessment and a feasibility study respectively.  Under the agreement EMX will retain a 2.5% NSR royalty on the projects subject to buy down under certain conditions.  As at September 30, 2020, TSX-V approval had not yet been received, as such, shares due from NDR to EMX had not yet been received.

Slättberg, Kuusamo, Bleka and Vekselmyr Projects

In May 2020, the Company amended its option agreement with Sienna Resources Inc. ("Sienna"), originally entered into in December, 2017. The amendment restructured the terms of the option agreement for the Slättberg project in Sweden and added a two year option period for Sienna to acquire the Company's Kuusamo project in Finland.

In August 2020 the Company further amended its option agreement with Sienna to include the Bleka and Vekselmyr projects in southern Norway whereby Sienna will enter into a two year option period to acquire a 100% interest in the projects by issuing an 500,000 shares (received subsequent to period end) to EMX upon execution of the agreement, reimbursing EMX for its acquisition costs and expenses related to the projects, spending a minimum of $250 per year on exploration on the projects and issuing an additional 1,500,000 shares over the next two years with EMX retaining 3% NSR royalty interests upon Sienna's earn-in. If Sienna satisfies the earn-in conditions of the agreement and elects to acquire the projects, EMX will receive AAR  payments of US$25 for each property commencing on the first anniversary of the option exercise date, with each AAR payment increasing by US$5 per year until reaching a cap of US$75 per year.

EMX ROYALTY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited – Expressed in Thousands of Canadian Dollars, Except where indicated)
For the Nine Months Ended September 30, 2020

9. ROYALTY AND OTHER PROPERTY INTERESTS (Continued)

Kuusamo Project

The Company granted Sienna the right to earn a 100% interest in the Kuusamo project in Finland; subject to a 3% NSR royalty to the Company by issuing an additional 500,000 common shares (received) of Sienna to the Company upon execution of the amended agreement, spending a minimum of $500 on exploration and project advancement over the next two years ($250 per year), reimbursing the Company for its acquisition costs and expenses related to the Kuusamo project, and issuing 1,500,000 additional common shares to the Company at the end of the two year option period. If Sienna satisfies the conditions of the option agreement and elects to acquire the project, the Company will receive annual advance royalty ("AAR") payments of US$25 commencing on the first anniversary of the option exercise date, with each AAR payment increasing by US$5 per year until reaching a cap of US$75 per year. Under certain conditions, 0.5% of the 3% NSR royalty retained by EMX can be repurchased.

The 500,000 common shares received were valued at $35, or $0.07 per share and included in revenue and other income for the nine months ended September 30, 2020.

Slättberg Project

In addition to entering an option agreement for the Kuusamo project, the Company and Sienna modified the terms of the Slättberg option agreement extending the original option period to October 31, 2020. As compensation for the extension of the initial option period, Sienna will conduct an additional $250 in exploration on the Slättberg project before October 31, 2020; and to exercise the option to acquire a 100% interest in the Slättberg project, Sienna will issue to the Company an additional 1,500,000 common shares of Sienna (reduced from the 3,000,000 shares specified in the original agreement). If Sienna satisfies the conditions of the modified option agreement and elects to acquire the Slättberg project, the Company will receive AAR payments of US$25 commencing on the first anniversary of the option exercise date, with each AAR payment increasing by US$5 per year until reaching a cap of US$75 per year. EMX will retain a 3% NSR royalty on the Slättberg project, 0.5% of which may be repurchased under certain conditions.

Tomtebo and Trollberget Projects

In June 2020, the Company executed an agreement to sell the Tomtebo and Trollberget projects in the Bergslagen mining region of Sweden to District Metals Corp. ("DMX" or "District"). As consideration for the sale, DMX issued to the Company 5,882,830 common shares of DMX and cash consideration of $35 (received). Under the agreement EMX will receive a 2.5% NSR royalty interest in each of the projects, 0.5% of which can be repurchased within six years of the closing date for $2,000.  On or before the second anniversary of the closing date, District shall spend no less than $1,000 in exploration expenditures on the projects.  Commencing on the third anniversary of the closing date, EMX will receive AAR payments of $25, with each AAR payment increasing by $10 per year until reaching $75 per year.  By the fifth anniversary of the closing date, District shall complete 5,000m of drilling on the projects and upon the announcement of a mineral resource and preliminary economic assessment shall pay to EMX $275 in cash or shares respectively, for total payments of $550.  Further, District will issue additional common shares to EMX to maintain its 9.9% interest at no additional cost to EMX until DMX has raised $3,000 in equity.

The initial 5,882,830 common shares of DMX received were valued at $1,353, or $0.23 per share and were included in revenue and other income for the nine months ended September 30, 2020.

EMX ROYALTY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited – Expressed in Thousands of Canadian Dollars, Except where indicated)
For the Nine Months Ended September 30, 2020

9. ROYALTY AND OTHER PROPERTY INTERESTS (Continued)

Australia

Queensland Gold Project

In September 2020, the Company executed an option agreement for the Queensland Gold project in northeastern Australia with Many Peaks Gold Pty. Ltd. ("MPL"), a private Australian company.  Pursuant to the agreement, MPL can earn a 100% interest in the project by making staged payments of AUD$65 (received) on signing and AUD$235 in cash or shares on the first anniversary of the agreement and incurring minimum expenditures AUD$500 on the project within 12 months from the effective date. Upon MPL's exercise of the option, EMX will retain a 2.5% NSR royalty interest.  After earn-in, and on or before the third anniversary of the agreement, MPL must make a payment to EMX of AUD$500 in cash or shares and incur an additional AUD$2,000 in exploration expenditures.  Beginning on the fourth anniversary of the agreement, EMX will receive AAR payments as follows: (a) Until a first-time resource is defined for the Project according to JORC reporting requirements, the AAR payments to EMX will equal 30 ounces of gold bullion, or the cash equivalent; (b) If a first-time JORC resource is completed defining less than 1.5 million ounces of gold in the combined measured, indicated, and inferred categories, the AAR payments to EMX will equal 50 ounces of gold bullion, or the cash equivalent; and (c) If a first-time JORC compliant resource is completed defining greater than 1.5 million ounces of gold in the combined measured, indicated, and inferred categories, the AAR payments to EMX will equal 65 ounces of gold, or the cash equivalent.  MPL will have the option to purchase 0.5% of the royalty for 1,000 ounces of gold or its cash equivalent no later than the fifth anniversary of the agreement.

Turkey

Alanköy and Trab-23 Projects

In February 2020, the Company executed purchase and sale agreements for the sale of EMX subsidiaries that own the Alanköy and Trab-23 exploration projects in Turkey to Kar Mineral Madencilik İnşaat Turizm Sanayi ve Ticaret A.Ş. ("Kar"), a privately owned Turkish Company. Upon closing, EMX received the cash equivalent of 40 ounces of gold for the Alanköy project (US$63 received) and the cash equivalent of 30 ounces of gold for the Trab-23 project (US$47 received). EMX will receive an uncapped 2.5% NSR royalty on each project. For the Alanköy project, EMX will receive annual AAR payments of 35 ounces of gold for the first three years of the agreement,  45 ounces of gold in years 4 through 6 of the agreement, and 70 ounces of gold from the 7th anniversary onwards. For the Trab-23 project, EMX will receive AAR payments of 35 ounces of gold through the 4th anniversary of the agreement, and 45 ounces of gold from the 5th anniversary onwards. For each project, EMX will receive a milestone payment of 500 ounces of gold upon receipt of key mine development permits. The gold bullion payments may be made in troy ounces of gold bullion or their cash value equivalent. Additionally, each agreement also contains certain work commitments that include drilling milestones and other project advancement requirements.

Balya Project

During the nine months ended September 30, 2020, the Company completed the transfer of the Balya royalty property in Turkey from Dedeman Madencilik San. ve Tic. A. Ş. to Esan Eczacibaşi Endüstriyel Hammaddeler San. ve Tic. A.Ş. ("Esan") a private Turkish company. The Company retains a 4% NSR royalty on the property that is uncapped and is not subject to a buy back agreement.

Impairment of Non-Current Assets

The Company's policy for accounting for impairment of non-current assets is to use the higher of the estimates of fair value less cost of disposal of these assets or value in use. The Company uses valuation techniques that require significant judgments and assumptions, including those with respect to future production levels, future metal prices and discount rates.

EMX ROYALTY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited – Expressed in Thousands of Canadian Dollars, Except where indicated)
For the Nine Months Ended September 30, 2020

9. ROYALTY AND OTHER PROPERTY INTERESTS (Continued)

Non-current assets are tested for impairment when events or changes in circumstances suggest that the carrying amount may not be recoverable. The Company continuously reviews the production of gold from the Carlin Trend Royalty Claim  Block, expected long term gold prices to be realized, foreign exchange, and interest rates. For the nine months ended September 30, 2020 and 2019, these assumptions remained reasonable and no revisions were considered necessary.

Project and Royalty Generation Costs

During the nine months ended September 30, 2020, the Company incurred the following project and royalty generation costs, which were expensed as incurred:

	Scandinavia	USA	Turkey	Australia and New Zealand	Other	Total
Administration costs	$100	$184	$2	$15	$1	$302
Drilling, technical, and support costs	195	3,857	79	64	15	4,210
Personnel	1,061	2,722	30	40	12	3,865
Professional costs	239	308	54	131	63	795
Property costs	796	1,461	-	5	-	2,262
Share-based payments	235	792	32	24	13	1,096
Travel	113	74	1	2	-	190
Total Expenditures	2,739	9,398	198	281	104	12,720

Recoveries from partners	(827)	(4,778)	-	(7)	-	(5,612)
Net Expenditures	$1,912	$4,620	$198	$274	$104	$7,108

During the nine months ended September 30, 2019, the Company incurred the following project and royalty generation costs, which were expensed as incurred:

	Scandinavia	USA	Turkey	Australia and New Zealand	Other	Total
Administration costs	$100	$158	$74	$30	$1	$363
Drilling, technical, and support costs	805	1,096	49	1,792	-	3,742
Personnel	1,120	1,692	98	385	3	3,298
Professional costs	171	151	60	166	5	553
Property costs	534	1,243	92	28	1	1,898
Share-based payments	311	605	48	196	17	1,177
Travel	163	121	8	78	(2)	368
Total Expenditures	3,204	5,066	429	2,675	25	11,399

Recoveries from partners	(1,782)	(2,070)	-	(319)	-	(4,171)
Net Expenditures	$1,422	$2,996	$429	$2,356	$25	$7,228

EMX ROYALTY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited – Expressed in Thousands of Canadian Dollars, Except where indicated)
For the Nine Months Ended September 30, 2020

10. RECLAMATION BONDS

Reclamation bonds are held as security towards future project and royalty generation work and the related future potential cost of reclamation of the Company's land and unproven mineral interests.  Once reclamation of the properties is complete, the bonds will be returned to the Company.

	September 30, 2020	December 31, 2019
U.S.A - various properties	$445	$680
Sweden - various properties	195	42
Other	2	10
Total	$642	$732

As at September 30, 2020, the Company has no material reclamation obligations.

11. ADVANCES FROM JOINT VENTURE PARTNERS

Advances from joint venture partners relate to unspent funds received pursuant to approved exploration programs by the Company and its joint venture partners. The Company's advances from joint venture partners consist of the following:

	September 30, 2020	December 31, 2019
U.S.A.	$1,912	$2,305
Sweden and Norway	1	99
Total	$1,913	$2,404

12. CAPITAL STOCK

Authorized

As at September 30, 2020, the authorized share capital of the Company was an unlimited number of common and preferred shares without par value.  No preferred shares have been issued to date.

Common Shares

During the nine months ended September 30, 2020 and 2019, the Company:

  Issued 1,730,700 common shares (2019 - 1,555,300) for gross proceeds of $1,769 (2019 - $1,819) pursuant to the exercise of stock options.
  Issued 52,000 common shares (2019 - $Nil) valued at $136 pursuant to the Kaukua Royalty acquisition (Note 9).
  Issued nil common shares (2019 - 239,405) valued at $Nil (2019 - $407) pursuant to an incentive stock grant program to employees of the Company.  During the nine months ended September 30, 2019 there were 346,865 shares awarded with 70% (239,405) paid in shares and the remaining 30% (107,460) were settled in cash valued at $1.70 per share.

Stock Options

The Company adopted a stock option plan (the "Plan") pursuant to the policies of the TSX-V.  The maximum number of shares that may be reserved for issuance under the plan is limited to 10% of the issued common shares of the Company at any time.  The vesting terms are determined at the time of the grant, subject to the terms of the plan.

EMX ROYALTY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited – Expressed in Thousands of Canadian Dollars, Except where indicated)
For the Nine Months Ended September 30, 2020

12. CAPITAL STOCK (Continued)

During the nine months ended September 30, 2020, the change in stock options outstanding is as follows:

		Weighted Average
	Number	Exercise Price
Balance as at December 31, 2019	6,714,700	$1.30
Granted	1,611,500	2.60
Exercised	(1,730,700)	1.02
Forfeited	(10,000)	1.70
Balance as at September 30, 2020	6,585,500	1.69
Number of options exercisable as at September 30, 2020	6,570,500	$1.69

The following table summarizes information about the stock options which were outstanding and exercisable at September 30, 2020:

Date Granted	Number of Options	Exercisable	Exercise Price $	Expiry Date
October 18, 2016	867,500	867,500	1.30	October 18, 2021
August 28, 2017	1,207,500	1,207,500	1.20	August 28, 2022
July 10, 2018	1,429,000	1,429,000	1.30	July 10, 2023
November 28, 2018	10,000	10,000	1.57	November 28, 2023
December 14, 2018	20,000	20,000	1.42	December 14, 2023
June 6, 2019	1,410,000	1,410,000	1.70	June 6, 2024
November 18, 2019	30,000	30,000	1.80	November 18, 2024
January 21, 2020	60,000	60,000	2.22	January 21, 2025
April 22, 2020	20,000	20,000	2.50	April 22, 2025
June 10, 2020*	1,531,500	1,516,500	2.62	June 10, 2025

Total	6,585,500	6,570,500

* Includes options granted for investor relations services that vest 25% every 4 months from the date of grant.

The weighted average remaining useful life of exercisable stock options is 3.05 years (2019 - 3.10 years).

Restricted share units

In 2017, the Company introduced a long-term restricted share unit plan ("RSUs"). The RSUs entitle employees, directors, or officers to common shares of the Company upon vesting based on vesting terms determined by the Company's Board of Directors at the time of grant.  A total of 3,200,000 RSU's are reserved for issuance under the plan and the number of shares issuable pursuant to all RSUs granted under this plan, together with any other compensation arrangement of the Company that provides for the issuance of shares, shall not exceed ten percent (10%) of the issued and outstanding shares at the grant date.

EMX ROYALTY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited – Expressed in Thousands of Canadian Dollars, Except where indicated)
For the Nine Months Ended September 30, 2020

12. CAPITAL STOCK (Continued)

The following table summarizes information and changes to the RSU's which were outstanding as at September 30, 2020:

Evaluation Date	December 31, 2019	Granted	Vested	Expired/Cancelled	September 30, 2020
December 31, 2019 *	312,500	-	(156,250)	(156,250)	-
December 31, 2020	312,500	-	-	-	312,500
December 31, 2021	312,500	-	-	-	312,500
November 18, 2022	21,000	-	-	-	21,000
December 31, 2022	-	430,000	-	-	430,000
Total	958,500	430,000	(156,250)	(156,250)	1,076,000

* Based on the achievement of performance criteria as evaluated by the Compensation Committee. It was ascertained that 156,250 RSU's with an evaluation date of December 31, 2019 had vested based on pre-set performance criteria previously established on the grant date and are pending settlement. The balance of 156,250 expired unvested.

Share-based Payments

During the nine months ended September 30, 2020, the Company recorded aggregate share-based payments of $2,636 (2019 - $2,199) as they relate to the fair value of stock options and RSU's vested during the period, the fair value of incentive stock grants, and the fair value of share-based compensation settled in cash. Share-based payments for the nine months ended September 30, 2020 and 2019 are allocated to expense accounts as follow:

	General and
	Administrative	Project and Royalty
For the nine months ended September 30, 2020	Expenses	Generation Costs	Total
Stock options vested	$1,206	$948	$2,154
RSU's vested	276	-	276
RSU's settled with cash	58	148	206
	$1,540	$1,096	$2,636

	General and
	Administrative	Project and Royalty
For the nine months ended September 30, 2019	Expenses	Generation Costs	Total
Stock options vested	$767	$843	$1,610
share based compensation	179	228	407
Share based compensation settled in cash	76	106	182
	$1,022	$1,177	$2,199

The weighted average fair value of the stock options granted during the nine months ended September 30, 2020 was $1.34 per stock option (2019 - $0.97). The fair value of stock options granted was estimated using the Black-Scholes option pricing model with weighted average assumptions as follows:

	Nine months ended
	September 30, 2020	September 30, 2019
Risk free interest rate	0.42%	1.33%
Expected life (years)	5	5
Expected volatility	61.7%	67.7%
Dividend yield	0%	0%

 Warrants

There were no warrants outstanding as September 30, 2020 and December 31, 2019.

EMX ROYALTY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited – Expressed in Thousands of Canadian Dollars, Except where indicated)
For the Nine Months Ended September 30, 2020

13. RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel were as follows:

		Share-based
For the nine months ended September 30, 2020	Salary and fees	Payments	Total
Management	$562	$746	$1,308
Outside directors *	201	448	649
Seabord Services Corp.**	277	-	277
Total	$1,040	$1,194	$2,234

		Share-based
For the nine months ended September 30, 2019	Salary and fees	Payments	Total
Management	$521	$508	$1,029
Outside directors *	114	282	396
Seabord Services Corp.**	333	-	333
Total	$968	$790	$1,758

* Starting June 2020 the directors fees paid to the Company's non-Executive Chairman have been replaced by monthly consulting fees of US$20,800. The change in fees is to reflect his increase role and involvement in the Company's investment activities.

** Seabord Services Corp. ("Seabord") is a management services company controlled by the Chairman of the Board of Directors of the Company. Seabord provides a Chief Financial Officer, accounting and administration staff, and office space to the Company. The Chief Financial Officer is an employee of Seabord and is not paid directly by the Company.

Included in accounts payable and accrued liabilities at September 30, 2020 is $6 (December 31, 2019 - $36) owed to key management personnel and other related parties.  By way of a common director, included in Loans receivable (Note 6) for the year ended December 31, 2019 are certain balances owing from a related party.

14. SEGMENTED INFORMATION

The Company operates within the resource industry.  As at September 30, 2020 and December 31, 2019, the Company had equipment, exploration and evaluation assets, and royalty interests located geographically as follows:

ROYALTY INCOME	September 30, 2020	September 30, 2019
U.S.A	$898	$1,152
Sweden	63	226
Norway	30	-
Total	$991	$1,378

PROPERTY AND EQUIPMENT	September 30, 2020	December 31, 2019
Sweden	$62	$54
U.S.A	693	590
Total	$755	$644

EMX ROYALTY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited – Expressed in Thousands of Canadian Dollars, Except where indicated)
For the Nine Months Ended September 30, 2020

14. SEGMENTED INFORMATION (continued)

ROYALTY AND OTHER PROPERTY INTERESTS	September 30, 2020	December 31, 2019
Canada	$2,839	$-
U.S.A	13,693	14,163
Sweden	438	438
Turkey	-	233
Finland	260	-
Chile	1,684	-
Serbia	200	200
Total	$19,114	$15,034

The Company's deferred income tax assets and depletion are located in the U.S.A. for the nine month periods ended September 30, 2020 and 2019.

15. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS

The Company considers items included in shareholders' equity as capital.  The Company's objective when managing capital is to safeguard the Company's ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

As at September 30, 2020, the Company had working capital of $69,059 (December 31, 2019 - $75,178).  The Company has continuing royalty income that will vary depending on royalty ounces received, the price of gold, and foreign exchange rates on US royalty payments.  The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, or return capital to shareholders.

Fair Value

The Company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

  Level 1: inputs represent quoted prices in active markets for identical assets or liabilities. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.
  Level 2: inputs other than quoted prices that are observable, either directly or indirectly. Level 2 valuations are based on inputs, including quoted forward prices for commodities, market interest rates, and volatility factors, which can be observed or corroborated in the market place.
  Level 3: inputs that are less observable, unobservable or where the observable data does not support the majority of the instruments' fair value.

As at September 30, 2020, there were no changes in the levels in comparison to December 31, 2019. Financial instruments measured at fair value on the statement of financial position are summarized in levels of the fair value hierarchy as follows:

Assets	Level 1	Level 2	Level 3	Total
FVTPL	$9,795	$2,589	$259	$12,643
FVOCI	70	4,580	-	4,650
Amortized cost	-	5,041	-	5,041
Total	$9,865	$12,210	$259	$22,334

The carrying value of notes receivable, trade and settlement receivables and other assets, loans receivable, advances from joint venture partners and accounts payable and accrued liabilities, approximate their fair value because of the short-term nature of these instruments.

EMX ROYALTY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited – Expressed in Thousands of Canadian Dollars, Except where indicated)
For the Nine Months Ended September 30, 2020

15. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS (Continued)

The Company holds warrants exercisable into common shares of public companies. The warrants do not trade on an exchange and are restricted in their transfer. The fair value of the warrants was determined using the Black-Scholes pricing model using observable market information and thereby classified within Level 2 of the fair value hierarchy.

Included in FVOCI is $4,580 related to the Company's 19.9% interest in Rawhide Acquistion Holding, LLC ("Rawhide") which does not have a quoted market price in an active market. The Company has assessed a fair value of the investment based on concurrent third party investments at the time of acquisition.

The Company's holds an investment in IG Copper LLC ("IGC"), a private entity which does not have a quoted market price in an active market and the Company has assessed a fair value of the investment based on IGC's unobservable net assets. As a result, the fair value is classified within Level 3 of the fair value hierarchy.

The process of estimating the fair value of IGC is based on inherent measurement uncertainties and is based on techniques and assumptions that emphasize both qualitative and quantitative information.  There is no reasonable quantitative basis to estimate the potential effect of changing the assumptions to reasonably possible alternative assumptions on the estimated fair value of the investment.

The Company's financial instruments are exposed to certain financial risks, including credit risk, interest rate risk, market risk, liquidity risk and currency risk.

Credit Risk

The Company is exposed to credit risk by holding cash and cash equivalents and receivables.  This risk is minimized by holding a significant portion of the funds in Canadian banks. The Company's exposure with respect to its receivables is primarily related to royalties, recovery of project and royalty generation costs, and the sale of assets.

Interest Rate Risk

The Company is exposed to interest rate risk because of fluctuating interest rates.  Management believes the interest rate risk is low given interest rates on promissory notes is fixed and the current low global interest rate environment.  Fluctuation in market rates is not expected to have a significant impact on the Company's operations due to the short term to maturity and no penalty cashable feature of its cash equivalents.

Market Risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities and other company investments.  The Company has no control over these fluctuations and does not hedge its investments.  Based on the September 30, 2020 portfolio values, a 10% increase or decrease in effective market values would increase or decrease net shareholders' equity by approximately $980.

Liquidity Risk

Liquidity risk is the risk that the Company is unable to meet its financial obligations as they come due.  The Company manages this risk by careful management of its working capital to ensure the Company's expenditures will not exceed available resources.

EMX ROYALTY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited – Expressed in Thousands of Canadian Dollars, Except where indicated)
For the Nine Months Ended September 30, 2020

15. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS (Continued)

Commodity Risk

The Company's royalty revenues are derived from a royalty interest and are based on the extraction and sale of precious and base minerals and metals. Factors beyond the control of the Company may affect the marketability of metals discovered. Metal prices have historically fluctuated widely. Consequently, the economic viability of the Company's royalty interests cannot be accurately predicted and may be adversely affected by fluctuations in mineral prices.

Currency Risk

Foreign exchange risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the entity's functional currency.  The Company operates in Canada, Turkey, Sweden, Australia, Norway, Finland, Chile, and the U.S.A.  The Company funds cash calls to its subsidiary companies outside of Canada in US dollars and a portion of its expenditures are also incurred in local currencies.

The exposure of the Company's cash and cash equivalents, restricted cash, trade receivables, accounts payable and accrued liabilities, and advances from joint venture partners to foreign exchange risk as at September 30, 2020 is as follows:

Accounts	US dollars
Cash and cash equivalents	$38,068
Restricted cash	1,246
Trade receivables	222
Accounts payable and accrued liabilities	(698)
Advances from joint venture partners	(1,435)
Net exposure	$37,402
Canadian dollar equivalent	$49,982

The balances noted above reflect the US dollar balances held within the parent company and any wholly owned subsidiaries.  Balances denominated in another currency other than the functional currency held in foreign operations are considered immaterial.  Based on the above net exposure as at September 30, 2020, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the US dollar would result in an increase/decrease of approximately $4,998 on the Company's pre-tax profit or loss.

16. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	September 30, 2020	December 31, 2019
Cash	$53,895	$68,994
Short-term deposits	1,928	187
	$55,823	$69,181

The short-term deposits are used as collateral for the Company's credit cards and to earn interest. Short term deposits are highly liquid investments that are readily convertible to known amounts of cash.

EMX ROYALTY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited – Expressed in Thousands of Canadian Dollars, Except where indicated)
For the Nine Months Ended September 30, 2020

16. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (Continued)

Changes in non-cash working capital:

	Nine months ended
	September 30, 2020	September 30, 2019
Accounts receivable	$(827)	$3,403
Prepaid expenses	(50)	(80)
Accounts payable and accrued liabilities	703	(4,822)
Advances from joint venture partners	(209)	(71)

	$(383)	$(1,570)

The significant non-cash investing and financing transactions during the nine months ended September 30, 2020 and 2019 included:

a. Recorded $136 (2019 - $Nil) for the issuance of 52,500 common shares for the acquisiton of a royalty interest (Note 9);

b. Recorded a gain of $38 (2019 - $16) related to fair value adjustments on financial instruments classified as fair value through other comprehensive income;

c. Reclassification of $997 (2019 - $873) from reserves to capital stock for options exercised;

d. Adjusted non-current assets and liabilities for $258 (2019 - ($343)) related to cumulative translation adjustments ("CTA"), of which $309 (2019 - Loss of $399) relates to CTA gain on royalty interest, $36 (2019 - gain of $62) relates to a CTA loss on deferred tax assets, and $15 (2019 - $6) relates to CTA loss in the net assets of a subsidiary with a functional currency different from the presentation currency;

e. Reclassification of $590 (2019 - $Nil) from strategic investments to investments;

f. Received common shares of Norden Crown Metals Corp. for settlement of $405 (2019 - $Nil) of loans receivable.